UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Osiris Therapeutics, Inc.

(Name of Subject Company)

Osiris Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R108

(CUSIP Number of Class of Securities)

James Black

Chief Legal Officer

Osiris Therapeutics, Inc.

7015 Albert Einstein Drive

Columbia, Maryland 21046

(443) 545-1800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John B. Beckman, Esq.

Leslie B. Reese, III, Esq.

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

v

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Osiris Therapeutics, Inc., a Maryland corporation (“Osiris”), originally filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2019 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). This Amendment relates to the cash tender offer by Papyrus Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), and an indirect wholly owned subsidiary of Smith & Nephew plc, an English public limited company (“Smith & Nephew”), as disclosed in the Tender Offer Statement on Schedule TO, filed by Smith & Nephew, Parent and Purchaser with the SEC on March 20, 2019, pursuant to which Purchaser has offered to purchase all of the outstanding common stock, $0.001 par value per share, of Osiris (the “Shares”) for a purchase price of $19.00 per Share, in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 20, 2019 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Six purported class action complaints relating to the Transaction were filed in the United States District Court for the District of Maryland on March 22, 2019, March 25, 2019, March 27, 2019, April 2, 2019 and April 8, 2019, on behalf of putative classes of Osiris’ public shareholders. In addition, two purported class action complaints were filed in the United States District Court for the Southern District of New York on March 25, 2019 and March 29, 2019, also on behalf of putative classes of Osiris’ public shareholders. One purported class action complaint was also filed in the Circuit Court for Howard County, Maryland on April 3, 2019, also on behalf of a putative class of Osiris’ public shareholders. The nine complaints are captioned: Recupero v. Friedli, et al., Case No. 1:19-cv-00870-ELH (D. Md.), Scarantino v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00876-DKC (D. Md.), Albrecht v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00903-ELH (D. Md.), Stein v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00907-JKB (D. Md.), Bartlome v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-02657 (S.D.N.Y.), Salley v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-02822 (S.D.N.Y), LaBarbara v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00993-ELH (D. Md.), Daly v. Osiris Therapeutics, Inc. et al., Case No. C-13-CV-19-000338 (Md. Cir. Ct. Apr. 3, 2019) and Hazel v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-01056-JKB  (D. Md.). All nine complaints name as defendants the directors of Osiris, and Scarantino, Albrecht, Stein, Salley, LaBarbara, Bartlome, Daly and Hazel also name Osiris as a defendant. Stein, Scarantino and Daly further name Smith & Nephew, Parent and Purchaser as defendants.

The eight complaints filed in federal courts generally allege that Osiris and its directors violated federal securities laws by failing to disclose material information in the Schedule 14D-9. The Stein and Scarantino complaints further allege that the omissions constitute violations of federal securities laws by Smith & Nephew, Parent and Purchaser. The one complaint filed in Maryland state court alleges, among other things, that the individual defendants breached their fiduciary duties to Osiris stockholders. The complaints seek, among other things, injunctive relief barring the proposed transaction, damages, and an award of plaintiffs’ expenses and attorneys’ fees. The defendants believe that the claims respectively asserted against them are without merit.

Osiris, Purchaser, Parent and Smith & Nephew continue to believe that all allegations in the complaints are without merit, and further believe that no supplemental disclosure is required under applicable laws. However, Osiris wishes to make certain supplemental disclosures related to the Offer solely for the purpose of mooting the allegations contained in the Lawsuits and avoiding the expense and burden of litigation. Nothing in the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the supplemental disclosures.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

The text below that is bolded and underlined is new language that has been added to the Schedule 14D-9 by this Amendment No. 2.

ITEM 4.                                                SOLICITATION AND RECOMMENDATION

The subsection entitled “Background of the Merger Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first and second paragraphs on page 11 in their entirety with the following:

In mid-2018, a representative of Company A contacted Mr. Friedli to initiate discussions regarding a potential acquisition of the Company’s wound care business, which includes the Company’s Grafix and Stravix product lines. On May 30, 2018, the Company entered into a mutual non-disclosure disclosure agreement with Company A, which non-disclosure agreement does not contain a standstill provision.

Also in mid-2018, a representative of the Company reached out to three other companies in the wound care industry to discuss potential business collaborations and partnerships with respect to the Company’s wound care business.  Such outreach was in the ordinary course and consistent with the Company’s normal practice of seeking business development opportunities.  After initial discussions, including two in-person meetings in Washington, D.C. between representatives of the Company and representatives of one of the companies at which the potential acquisition of the wound care business and a potential distribution agreement were discussed, such companies indicated that they were not interested in a potential business collaboration or partnership with the Company. By late 2018, all discussions between the Company and those three other companies had ceased and the Company had no further contact with those other three companies.

The subsection entitled “Background of the Merger Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 12 in its entirety with the following:

On December 14, 2018, Mr. Friedli met with Mr. Cowdy in Zurich, Switzerland, to discuss a potential strategic transaction involving the Company, including the need for the Company to provide Smith & Nephew with updated financial statements and projections of the Company in January 2019 and to schedule an in-person meeting for late January 2019.  The Company responded to this request by providing Smith & Nephew with the Company’s projections for 2019 in mid-January 2019, which were based on the Company’s historical financial information through August 2018. In late-January 2019, the Company provided Smith & Nephew with updated Company projections for 2019. These updated 2019 projections were identical to the 2019 projections the Company provided to Cantor Fitzgerald, except for immaterial differences due to the refinement of such projections between the time when the Company provided Smith & Nephew such projections and the time when the Company provided Cantor Fitzgerald such projections.

The subsection entitled “Background of the Merger Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 14 in its entirety with the following:

On February 19, 2019, the Board held a telephonic special meeting, with a representative of Hogan Lovells present, to discuss the written indication of interest from Smith & Nephew received on February 12, 2019. At the meeting, Mr. Friedli provided the Board with details regarding his recent conversations with representatives of Smith & Nephew and the terms of the offer received from Smith & Nephew on February 12, 2019. The Board engaged in a discussion regarding the merits of a potential sale transaction, including pricing, process and timing of a potential transaction. The Board discussed the premium that the $17.50 per share price represented to the Company’s recent trading prices, as well as the potential strategic options for the Company, including the Company’s prospects as a stand-alone business, based on the Company’s current business plan and the challenges that the Company is experiencing in the marketplace. In addition, the Board also discussed the proposal of Company A. The Board also discussed the competitive landscape of the Company, including challenges faced by the Company due to its size relative to its competitors, as well as trends in the marketplace. A representative of Hogan Lovells then provided the members of the Board with an overview of their duties and obligations under Maryland law in this context. Following discussions regarding the legal responsibilities of the Board, the Board authorized Mr. Friedli to continue to engage in discussions with Smith & Nephew and to engage an investment bank to render an opinion as to the fairness, from a financial point of view, of the proposed consideration payable in a potential transaction.

The subsection entitled “Background of the Merger Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph on page 15 in its entirety with the following:

On February 28, 2019, a representative of Paul Weiss, on behalf of Smith & Nephew, informed a representative of Hogan Lovells by telephone that Smith & Nephew would not agree to any transaction with the Company that included a “go shop” provision, but would be willing to agree to a termination fee towards the lower end of, or even slightly below, the customary range of 3% to 4% of the equity value of the Company.

The subsection entitled “Background of the Merger Agreement” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph on page 18 in its entirety with the following:

Before the opening of trading on Nasdaq on March 12, 2019, the Company issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Purchaser to acquire all of the outstanding Shares at $19.00 per share.  The press release included a statement that the Company’s employees were expected to join Smith & Nephew upon consummation of the transactions contemplated by the Merger Agreement.  Prior to signing the Merger Agreement, none of the Company’s employees had discussed post-closing employment arrangements with Smith & Nephew.

The subsection entitled “Opinion of Cantor Fitzgerald & Co.” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last two paragraphs on page 25 in their entirety with the following:

Cantor Fitzgerald reviewed enterprise values of the selected companies, calculated as fully diluted equity values based on closing stock prices on March 11, 2019, less cash, plus debt, plus non-controlling interest, plus preferred equity, plus other contingent liabilities, as multiples of calendar years 2018 (historical), 2019 (estimated) and 2020 (estimated) revenue, which ranged from 1.0x (the multiple for MiMedx Group, Inc.) to 8.2x (the multiple for Axogen, Inc.) for calendar year 2018 (historical), 0.8x (the multiple for MiMedx Group, Inc.) to 6.2x (the multiple for Axogen, Inc.) for calendar year 2019 (estimated) and 1.2x (the multiple for RTI Surgical, Inc.) to 5.1x (the multiple for Advanced Medical Solutions Group plc) for calendar year 2020 (estimated). The mean and median revenue multiples observed in this analysis for the selected companies were 3.9x and 4.1x, respectively, for calendar year 2018 (historical), 3.4x and 3.6x, respectively, for calendar year 2019 (estimated) and 3.1x and 2.6x, respectively, for calendar year 2020 (estimated), as compared to the corresponding implied transaction multiples for the Company based on the Consideration of $19.00 of 4.4x for calendar year 2018 (historical), 4.0x for calendar year 2019 (estimated) and 3.6x for calendar year 2020 (estimated).  The multiples observed by Cantor Fitzgerald for the selected companies were both lower and higher than the corresponding implied transaction multiples for the Company.  The calendar year 2018 (historical) revenue multiples that were higher than the corresponding implied transaction multiple for the Company of 4.4x  were those observed for Axogen, Inc., Advanced Medical Solutions Group plc, Tissue Regenix Group, Organogenesis Holdings Inc. and CryoLife, Inc.  The calendar year 2019 (estimated) revenue multiples that were higher than the corresponding implied transaction multiple for the Company of 4.0x were those observed for Axogen, Inc., Advanced Medical Solutions Group plc, Organogenesis Holdings Inc. and CryoLife, Inc.  The calendar year 2020 (estimated) revenue multiples that were higher than the corresponding implied transaction multiple for the Company of 3.6x were those observed for Advanced Medical Solutions Group plc, Axogen, Inc., CryoLife, Inc. and Integra LifeSciences Holdings Corp.

Cantor Fitzgerald also reviewed enterprise values of the selected companies as multiples of calendar years 2018 (historical) and 2019 (estimated) earnings before interest, taxes, depreciation and amortization, adjusted for extraordinary expenses, non-recurring expenses and stock-based compensation (“Adjusted EBITDA”), which ranged from 3.5x (the multiple for MiMedx Group, Inc.) to 38.5x (the multiple for CryoLife, Inc.) for calendar year 2018 (historical) and 2.8x (the multiple for MiMedx Group, Inc.) to 27.6x (the multiple for CryoLife, Inc.) for calendar year 2019 (estimated). Excluding the overall high and low multiples and multiples for certain selected companies (Axogen, Inc., Sea Spine Holdings Corp., Tissue Regenix Group and, in the case of calendar year 2019, Organogenesis Holdings, Inc.) considered not meaningful, the mean and median Adjusted EBITDA multiples observed in this analysis for the selected companies were 13.9x and 13.5x, respectively, for calendar year 2018 (historical), and 13.1x and 11.5x for calendar year 2019 (estimated), as compared to the corresponding implied transaction multiples for the Company based on the Consideration of $19.00 of 39.1x for calendar year 2018 (historical) and 23.7x for calendar year 2019 (estimated).  The multiples observed by Cantor Fitzgerald for the selected companies were lower and (in the case of one calendar year 2019 (estimated) EBITDA multiple) higher than the corresponding implied transaction multiples for the Company.  The calendar year 2019 (estimated) EBITDA multiple that was higher than the corresponding implied transaction multiple for the Company of 23.7x was the one observed for CryoLife, Inc.

The subsection entitled “Opinion of Cantor Fitzgerald & Co.” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph on page 26 in its entirety with the following:

Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Calendar year 2020 (estimated) revenue data was not publicly available for two of the selected companies (MiMedx Group, Inc. and Organogenesis Holdings Inc.), and calendar year 2019 (estimated) Adjusted EBITDA data was not publicly available for one of the selected companies (Organogenesis Holdings Inc.). Financial data of the Company were based on internal estimates of the Company’s management.

The subsection entitled “Opinion of Cantor Fitzgerald & Co.” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first two paragraphs on page 27 in their entirety with the following:

Cantor Fitzgerald reviewed enterprise values of the selected transactions, calculated as the purchase prices paid for the target companies’ equity (both with and without the maximum amount of available contingent consideration (if any)), less cash, plus debt, plus non-controlling interest, plus preferred equity, plus other contingent liabilities, as a multiple of the last twelve months (“LTM”) revenue, which ranged from 1.0x (the multiple for the Derma Sciences, Inc./BioD, LLC transaction) to 6.4x (the multiple for the Allergan plc/LifeCell Corporation transaction). The mean and median LTM revenue multiples observed in this analysis for the selected transactions were 3.7x and 3.8x, respectively, when the enterprise values of the selected transactions included the maximum amount of available contingent consideration (if any), and 3.2x and 3.3x, respectively, when the enterprise values of the selected transactions excluded the maximum amount of available contingent consideration (if any), as compared to the corresponding implied transaction multiple for the Company based on the Consideration of $19.00 of 4.4x for calendar year 2018 (historical).  The multiples observed by Cantor Fitzgerald for the selected transactions were both lower and higher than the corresponding implied transaction multiple for the Company.  The LTM revenue multiples that were higher than the corresponding implied transaction multiple for the Company of 4.4x were those observed for the Allergan plc/LifeCell Corporation transaction, the Integra LifeSciences Holdings Corporation/TEI Biosciences Inc. and TEI Medical Inc. transaction and the Shire plc/Advanced BioHealing, Inc. transaction.

Cantor Fitzgerald also reviewed enterprise values of the selected transactions as a multiple, to the extent publicly available, of LTM Adjusted EBITDA, which ranged from 7.8x (the multiple for the Apax Partners LLP/Kinetic Concepts, Inc. (Acelity L.P. Inc.) transaction) to 70.3x (the multiple for the Stryker Corporation/Orthovita Inc. transaction). LTM Adjusted EBITDA data was not available for nine of the selected transactions (the Integra LifeSciences Holdings Corporation/Derma Sciences, Inc.,

Allergan plc/LifeCell Corporation, Derma Sciences, Inc./BioD, LLC, Globus Medical, Inc./Transplant Technologies of Texas, Ltd., Organogenesis Holdings Inc./Shire plc (DERMAGRAFT), Integra LifeSciences Holdings Corporation/Covidien (Confluent Surgical line), RTI Surgical Holdings, Inc./Pioneer Surgical Technology, Inc., Smith & Nephew plc/Healthpoint, Ltd. and Shire plc/Advanced BioHealing, Inc. transactions).

The subsection entitled “Opinion of Cantor Fitzgerald & Co.” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph on page 27 in its entirety with the following:

Discounted Cash Flow Analysis.    Cantor Fitzgerald performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the period beginning March 31, 2019 through December 31, 2022 based on internal estimates provided by the Company’s management. The implied terminal value of the Company was derived by applying to the Company’s calendar year 2022 (estimated) revenue a range of selected terminal revenue multiples of 3.0x to 4.0x, which range was selected taking into account the calendar year 2019 (estimated) revenue multiples of the selected companies from the “Selected Publicly Traded Companies Analysis” described above. Present values of cash flows and terminal values were calculated using a discount rate range of 10.5% to 12.5%, which range was selected taking into account a capital asset pricing model implied cost of capital calculation.  Cantor Fitzgerald observed, for informational purposes, that, based on the respective midpoints of the selected terminal revenue multiple range and the discount rate range, the present value of the implied terminal value was approximately $486.6 million. This analysis indicated the following approximate implied per share equity value reference ranges for the Company, as compared to the Consideration:

The subsection entitled “Certain Unaudited Prospective Financial Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the fifth paragraph on page 28 in its entirety with the following:

The Company does not as a matter of course make public long-term projections as to future performance, earnings or other results, due to, among other reasons, the inherent uncertainty of underlying assumptions and estimates. However, in connection with the Transaction, the Company’s management prepared and provided to Smith & Nephew certain unaudited prospective financial information regarding the Company’s operations for calendar year 2019 and prepared and provided to Cantor Fitzgerald certain unaudited prospective financial information regarding the Company’s operations for calendar years 2019 through 2022 (the “Company projections”). The Company projections were provided to the Board and Cantor Fitzgerald in early March 2019, including in connection with Cantor Fitzgerald’s financial analyses described above under the section entitled “—Opinion of Cantor Fitzgerald & Co.” The below summary of the Company projections is included for the purpose of providing stockholders access to certain nonpublic information that was furnished to certain parties in connection with the Transaction, and such information may not be appropriate for other purposes, and is not included to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.

The subsection entitled “Certain Unaudited Prospective Financial Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph on page 29 in its entirety with the following:

The Company projections were based on numerous variables and assumptions, including the following: (i) annual gross  revenue growth of 14% in 2019 and 10% in each of 2020, 2021 and 2022, (ii) group purchasing organization fees, bad debt reserve and sales returns equal to 1.8%, 4.0% and 0.5%, respectively, of gross revenue, (iii) capital expenditures of $3.0 million annually beginning in 2020, (iv) compensation expense increase of 5% annually and (v) the contingencies relating to any contingent payments would not be satisfied.

The subsection entitled “Certain Unaudited Prospective Financial Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by replacing the chart on page 30 in its entirety with the following:

	Year Ending December 31,
	2019E	2020E	2021E	2022E
	($ in millions)
Net Revenue	$157.4	$173.2	$190.3	$209.2
Cost of Revenue	(32.5)	(30.4)	(32.5)	(36.0)
Gross Profit	$125.0	$142.8	$157.8	$173.2
Selling, R&D, General & Administrative Expense	(102.5)	(115.0)	(124.7)	(136.7)
Mesoblast Royalty(1)	0.4	0.4	0.4	0.4
EBITDA(2)	$22.9	$28.2	$33.5	$36.9
Professional Fees	3.3	—	—	—
Adjusted EBITDA(3)	$26.2	$28.2	$33.5	$36.9
Capital Expenditures	(1.1)	(3.0)	(3.0)	(3.0)
Change in Net Working Capital	(1.3)	—	—	—
Free Cash Flow(4)	$23.8	$25.2	$30.5	$33.9

(1)         The Company sold its culturally expanded mesenchymal stem cell (“ceMSC”) technology (including the Company’s stem cell drug Prochymal and other related assets) to Mesoblast in October 2013. Pursuant to the purchase agreement with Mesoblast, the Company is entitled to earn cash royalties on future sales by Mesoblast of Prochymal and other products utilizing the technology acquired from the Company.

(2)         EBITDA is defined as earnings before interest, taxes, depreciation, amortization and long-term incentive plan compensation. EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(3)         Adjusted EBITDA is EBITDA adjusted to exclude professional fees related to legal proceedings related to the restatement of the Company’s 2015 interim financial statements and the restatement of the Company’s 2014 financial statements. Adjusted EBITDA is a non-GAAP financial performance measure and should not be used as an alternative to net income as an indicator of operating performance.

(4)         Free cash flow is defined as cash from operating activities less capital expenditures, change in net working capital. Free cash flow is a non-GAAP financial performance measure and should not be used as an alternative to cash from operating activities as a measure of liquidity. Unlevered, after-tax free cash flow used with the Company’s approval in the discounted cash flow analysis performed in connection with Cantor Fitzgerald’s opinion also took into account long-term incentive plan compensation of $0.8 million, $1.8 million, $3.1 million and $4.4 million for 2019E, 2020E, 2021E and 2022E, respectively, and cash taxes, net of tax attributes (as calculated by Cantor Fitzgerald based on guidance from the Company’s management) of $2.9 million and $8.7 million for 2021E and 2022E, respectively.  Unlevered, after-tax free cash flow used with the Company’s approval in the discounted cash flow analysis performed in connection with Cantor Fitzgerald’s opinion was equal to $18.9 million for the last nine months of 2019E and $23.4 million, $24.5 million and $20.8 million for 2020E, 2021E and 2022E, respectively.

The subsection entitled “Certain Unaudited Prospective Financial Information” under Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the below paragraph and chart at the end of Item 4 on page 30:

EBITDA is a non-GAAP financial measure. A reconciliation of EBITDA to the most directly comparable GAAP measure is provided below. The information contained in the reconciliation was prepared by Osiris and was made available to the Board, Smith & Nephew and Cantor Fitzgerald.

	Year Ending December 31,
	2019E	2020E	2021E	2022E
	($ in millions)
Net income	$21.6	$25.5	$29.0	$30.8
Interest income	(0.4)	(0.6)	(0.6)	(0.6)
Depreciation and amortization	0.9	1.5	2.0	2.3
Income Tax	—	—	—	—
Long-term incentive plan compensation	0.8	1.8	3.1	4.4
EBITDA	$22.9	$28.2	$33.5	$36.9

ITEM 8.                                                LITIGATION

The subsection entitled “Litigation” in Item 8 of the Schedule 14D-9 is hereby supplemented by adding the below paragraph at the end of the subsection:

On March 29, 2019, a putative stockholder class action captioned Salley v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-02822 was filed in the United States District Court for the Southern District of New York.  The complaint names as defendants Osiris and the members of Osiris’ board of directors. The complaint alleges that defendants violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder, in connection with the Offer.  Specifically, the complaint alleges, in part, that the Schedule 14D-9 omitted material facts.  The complaint seeks, among other things, injunctive relief barring the proposed transaction.

On April 2, 2019, a putative stockholder class action captioned LaBarbara v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-00993-ELH was filed in the United States District Court for the District of Maryland.  The complaint names as defendants Osiris and the members of Osiris’ board of directors. The complaint alleges that defendants violated sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder, in connection with the Offer.  Specifically, the complaint alleges, in part, that the Schedule 14D-9 omitted material facts.  The complaint seeks, among other things, injunctive relief barring the proposed transaction.

On April 3, 2019, a putative stockholder class action captioned Daly v. Osiris Therapeutics, Inc. et al., Case No. C-13-cv-13-000338 was filed in the Circuit Court for Howard County, Maryland. The complaint names as defendants Osiris, certain members of Osiris’ board of directors, Smith & Nephew plc, Smith & Nephew Consolidated, Inc. and Papyrus Acquisition Corp.  The complaint alleges that the individual defendants breached their fiduciary duties to Osiris stockholders by securing their own financial interest at the expense of Osiris stockholders, conducting the sale process without informing the Osiris board of directors regarding certain negotiations, agreeing to preclusive deal protection devices, and failing to disclose material information.  The complaint also alleges that Osiris, Smith & Nephew plc, Smith & Nephew Consolidated, Inc. and Papyrus Acquisition Corp aided and abetted the breaches of fiduciary duties by the individual defendants.  The complaint seeks, among other things, injunctive relief barring the proposed transaction.

On April 8, 2019, a putative stockholder class action captioned Hazel v. Osiris Therapeutics, Inc. et al., Case No. 1:19-cv-01056-JKB  was filed in the United States District Court for the District of Maryland.  The complaint names as defendants Osiris and the members of Osiris’ board of directors. The complaint alleges that defendants violated sections 14(e) and 20(a) of the Exchange Act and the rules promulgated thereunder, in connection with the Offer.  Specifically, the complaint alleges, in part, that the Schedule 14D-9 omitted material facts.  The complaint seeks, among other things, injunctive relief barring the proposed transaction.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

Osiris Therapeutics, Inc.

Dated: April 10, 2019	By:	/s/ Samson Tom
Name: Samson Tom
Title: President and Chief Executive Officer